                               [WORTHINGTON LOGO]

December 1, 2004


Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-0510

Re:  Comment letter dated November 16, 2004, File No. 1-8399

Dear Mr. Decker:

This letter is in response to your comments related to the Form 10-K for the period ended May 31, 2004 and the Form 10-Q for the quarter ended August 31, 2004 of Worthington Industries, Inc. (the "Company"). We take very seriously our responsibility to provide complete and accurate disclosures to the users of the financial information included in our filings. In preparing this information, we review the disclosure requirements established by the various governing bodies and reach a conclusion as to what is appropriate. We also consult with our independent auditors and our legal counsel. We feel this process ensures that what we report is in material compliance with the requirements. We will continue to employ this process in monitoring the changing disclosure requirements to ensure that we are in compliance. The following information consists of our responses to your letter and each response has been numbered to match the comments in your letter.

SEGMENT OPERATIONS

2. As disclosed in the segment footnote, the "Other" category includes corporate related items, results of immaterial operations and income and expense not allocable to the reportable segments. The operating loss for this "Other" category was $1.0 million in fiscal 2004 compared to a loss of $10.0 million for fiscal 2003. This $9.0 million improvement is mainly due to a $4.3 million and a $2.7 million improvement in the Worthington Machine Technology ("WMT") and the Steelpac operations, respectively. In fiscal 2003, management decided that WMT would stop servicing external customers and focus only on the internal needs of Worthington Industries. This decision resulted in the elimination in fiscal 2004 of the $2.6 million operating loss recorded in fiscal 2003 and also in fiscal 2003 we recorded a $1.7 million reserve for severance and other items. The fiscal 2004 operations of Steelpac improved by $2.0 million over fiscal 2003. In addition, $0.7 million of equipment was written-off by Steelpac in fiscal 2003.

     In future filings, significant fluctuations in operating income (loss) for the "Other" category will be discussed in the segment MD&A.

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CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

3. a. In future filings, the table of contractual cash obligations will include estimated interest payments on debt. The estimated interest expense for our debt for the periods reviewed is:

AS OF MAY 31, 2004                                   PAYMENTS DUE BY PERIOD
                                     -----------------------------------------------------
                                               LESS THAN    1 - 3       4 - 5       AFTER
         IN MILLIONS                 TOTAL      1 YEAR      YEARS       YEARS      5 YEARS
                                     -----      ------      -----       -----      -------
Estimated interest payments
  on long-term debt                  $ 78.6      $ 19.9     $ 29.6      $ 19.4       $ 9.7


AS OF AUGUST 31, 2004                                PAYMENTS DUE BY PERIOD
                                     -----------------------------------------------------
                                               LESS THAN    1 - 3       4 - 5       AFTER
         IN MILLIONS                 TOTAL      1 YEAR      YEARS       YEARS      5 YEARS
                                     -----      ------      -----       -----      -------
Estimated interest payments
  on long-term debt                  $ 73.7      $ 19.9     $ 29.6      $ 19.4       $ 4.8

     b. We plan to fund our pension obligations based upon the annually calculated minimum funding requirements of ERISA. This calculation is zero for fiscal 2005. Therefore, there is no planned amount to disclose. In addition, the Company does not have any post-retirement benefit obligations.


NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
-------

4. In the future, we will include in our summary of significant accounting policies the following disclosure:

         Shipping and Handling Fees and Costs: Shipping and handling fees billed to customers are included in net sales and shipping and handling costs incurred by the Company are included in cost of goods sold.

Property and Depreciation
-------------------------

5. In the future, we will include in our summary of significant accounting policies under the Property and Depreciation heading the following disclosure:

         Buildings and improvements are depreciated over 10 to 40 years and machinery and equipment over 3 to 20 years.

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NOTE B. SHAREHOLDERS' EQUITY

6. We have not disclosed the reclassification adjustments for other comprehensive income because there has either not been an adjustment or any such adjustment has been immaterial. The only reclassification adjustment for fiscal 2004 was $248,000 related to the cash flow hedges. If these adjustments become material in the future, we will disclose them as required by SFAS 130.

7. Based on the amount of zinc and natural gas commodity usage hedged, the estimated net gains reported in other comprehensive income at May 31, 2004 expected to be reclassified into net earnings within the next twelve months was $1,653,000. We will disclose this information in our next filing on Form 10-K.


NOTE H. INDUSTRY SEGMENT DATA

8. Net sales for the Canadian operations have not been separately disclosed because they only comprise approximately 1% of total consolidated sales. In our next filing on Form 10-K, we will adjust our geographic disclosure as follows:

Net sales for the years ended May 31 for our locations grouped in the following geographic areas are as follows:

         IN THOUSANDS                2004              2003              2002
                                     ----              ----              ----

United States                      2,259,609         2,103,491         1,654,976
Canada                                24,680            24,639            18,912
South America                              -                 -             4,600
Europe                                94,815            91,760            66,473
                                  ----------        ----------        ----------
   TOTAL                          $2,379,104        $2,219,890        $1,744,961
                                  ==========        ==========        ==========

Long-lived assets grouped in the same manner are as follows:

         IN THOUSANDS                2004              2003              2002
                                     ----              ----              ----
United States                     $  528,596        $  712,530        $  739,169
Canada                                 2,552             3,139             3,426
South America                              -                 -                 -
Europe                                24,246            27,375            24,001
                                  ----------        ----------        ----------
   TOTAL                          $  555,394        $  743,044        $  766,596
                                  ==========        ==========        ==========


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In responding to your comments, we acknowledge that:

- we are responsible for the adequacy and accuracy of the disclosure in our filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the above explanations have been responsive to your comments. Should you need further information, please contact Richard Welch at 614-840-3437.

Sincerely,

/s/ John S. Christie
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John S. Christie
President and Chief Financial Officer

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